

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 3, 2010

NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701
(Address of Principal Executive Offices)

(432) 262-2700
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 2.02. Results of Operations and Financial Condition.

On March 3, 2010, Natural Gas Services Group, Inc. issued a press release announcing its results of operations for the fourth quarter and fiscal year ended December 31, 2009. The press release issued on March 3, 2010 is furnished as Exhibit No. 99 to this Current Report on Form 8-K. Natural Gas Services Group's annual report on Form 10-K and its reports on Forms 10-Q and 8-K and other publicly available information should be consulted for other important information about Natural Gas Services Group, Inc.

The information in this Current Report on Form 8-K, including Exhibit No. 99 hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section. The information in this Current Report shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits

The Exhibit listed below is furnished as an Exhibit to this Current Report on Form 8-K.

Exhibit No.	Description
99	Press release issued March 3, 2010


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


NATURAL GAS SERVICES GROUP, INC.


Dated: March 4, 2010

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer



Exhibit No. 99

FOR IMMEDIATE RELEASE **NEWS**
March 3, 2010 **NYSE: NGS**

NATURAL GAS SERVICES GROUP ANNOUNCES DILUTED EARNINGS PER SHARE OF $.91 FOR THE YEAR ENDED DECEMBER 31, 2009

Overall Revenue Decline offset by Rental Revenue and Gross Margin Increases
Positive Net Cash Flow from Operating Activities of $32.2 million for 2009

MIDLAND, Texas March 3, 2010 – Natural Gas Services Group, Inc. (NYSE:NGS), a leading provider of gas compression equipment and services to the natural gas industry, announces its financial results for the fourth quarter and twelve months ended December 31, 2009.

Revenue: Total revenue decreased from $85.3 million to $67.8 million, or 20.6%, for the twelve months ended December 31, 2009, compared to the same period ended December 31, 2008. This was primarily the result of a 47.7% decrease in sales revenue and a 9.1% decrease in service and maintenance revenue offset by a 5.3% increase in rental revenue.

Gross Margins: Overall gross margins increased to 52.6% for the twelve months ended December 31, 2009, from 47.3% for the same period ended December 31, 2008. This increase was primarily the result of an increase in rental margins and product mix shift as the ratio of higher margin rental revenue increased relative to sales revenue. Rental revenue grew to 66.6% of our total revenue for the year ended December 31, 2009 compared to 50.2% for the same period ended December 31, 2008. Rental margins increased to 63.2% from 62.2% for the year ended December 31, 2009 compared to the same period ended December 31, 2008.

Net income: Net income for the twelve months of 2009 decreased 29.4% to $11.0 million, when compared to net income of $15.6 million for the same period in 2008. Net income for the three months ended December 31, 2009, decreased 56.7% to $1.7 million, as compared to net income of $3.9 million for the same period in 2008. These decreases were mainly the result of the severe downturn in compressor unit sales experienced industry-wide.

Earnings per share: Comparing the twelve months of 2008 versus 2009, earnings per diluted share fell from $1.28 to $.91 or 28.9%. Earnings per diluted share was $0.14 for the three months ending December 31, 2009 as compared to $0.33 for the same 2008 period, a 57.6% decrease.

EBITDA: EBITDA decreased 15.4% to $29.5 million for the year ended December 31, 2009 versus $34.9 million for the same period ended December 31, 2008. EBITDA decreased 36.7% to $5.9 million for the fourth quarter ended December 31, 2009, versus $9.3 million for the same period in 2008. Please see discussion of Non-GAAP Measures in this release.

Cash flow: At December 31, 2009, cash and cash equivalents were approximately $23.0 million, working capital was $40.3 million with a total debt level of $13.8 million, of which approximately $3.4 million was classified as current. Positive net cash flow from operating activities was approximately $32.2 million during 2009.

Commenting on 2009 results, Stephen Taylor, President and CEO, said:

"In spite of this very difficult year, NGS was still able to post some key achievements. Overall company revenue declined due in large part to the very depressed fabrication and sales market, but we were able to grow our year-over-year rental revenues and improve our gross margins in rentals and for the company as a whole. We generated exceptional amounts of cash in 2009, over $32 million from operating activities, and ended the year with cash on the balance sheet exceeding $23 million and a debt level less than 10% of total capitalization. While pleased with our results in an uneven year, we think the first half of 2010 will continue to be a competitive and difficult environment and we continue to monitor costs, search for efficiencies and actively pursue business opportunities."

Selected data: The table below shows revenues, percentage of total revenues, gross margin, exclusive of depreciation, and gross margin percentage of each business segment for the years ended December 31, 2009 and 2008. Gross margin is the difference between revenue and cost of sales, exclusive of depreciation.

	Revenue Year Ended December 31,				Gross Margin, Exclusive of Depreciation (1) Year Ended December 31,			
	2008		**2009**		**2008**		**2009**	
	(dollars in thousands) *(unaudited)*							
Sales	$ 41,380	48.5%	$ 21,657	31.9%	$ 13,328	32.2%	$ 6,777	31.3%
Rental	42,864	50.2%	45,146	66.6%	26,671	62.2%	28,546	63.2%
Service & Maintenance	1,092	1.3 %	993	1.5 %	343	31.4%	316	31.8%
Total	$ 85,336		$ 67,796		$ 40,342	47.3%	$ 35,639	52.6%

(1) For a reconciliation of gross margin to its most directly comparable financial measure calculated and presented in accordance with GAAP, please read Non-GAAP Financial Measures" in this report.

Non GAAP Measures: "EBITDA" reflects net income or loss before interest, taxes, depreciation and amortization. EBITDA is a measure used by analysts and investors as an indicator of operating cash flow since it excludes the impact of movements in working capital items, non-cash charges and financing costs. Therefore, EBITDA gives the investor information as to the cash generated from the operations of a business. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered a substitute for other financial measures of performance. EBITDA as calculated by NGS may not be comparable to EBITDA as calculated and reported by other companies. The most comparable GAAP measure to EBITDA is net income. The reconciliation of net income to EBITDA and gross margin is as follows:

(in thousands of dollars)	Three months ended December 31,		Twelve months ended December 31,	
	2008	**2009**	**2008**	**2009**
Net income	$ 3,932	$ 1,703	$ 15,593	$ 11,015
Interest expense	224	144	742	606
Provision for income taxes	2,365	1,184	8,627	6,212
Depreciation and amortization	2,828	2,891	9,925	11,686
EBITDA	$ 9,349	$ 5,922	$ 34,887	$ 29,519
Other operating expenses	1,468	1,377	5,842	6,190
Other expense (income)	8	(167)	(387)	(70)
Gross margin	$ 10,825	$ 7,132	$ 40,342	$ 35,639

Gross margin is defined as total revenue less cost of sales (excluding depreciation and amortization expense). Gross margin is included as a supplemental disclosure because it is a primary measure used by management as it represents the results of revenue and cost of sales (excluding depreciation and amortization expense), which are key operating components. Depreciation expense is a necessary element of costs and the ability to generate revenue and selling, general and administrative expense is a necessary cost to support operations and required corporate activities. Management uses this non-GAAP measure as a supplemental measure to other GAAP results to provide a more complete understanding the company's performance. As an indicator of operating performance, gross margin should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. Gross margin may not be comparable to a similarly titled measure of another company because other entities may not calculate gross margin in the same manner.

Cautionary Note Regarding Forward-Looking Statements:

Except for historical information contained herein, the statements in this release are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause NGS's actual results in future periods to differ materially from forecasted results. Those risks include, among other things, the loss of market share through competition or otherwise; the introduction of competing technologies by other companies; a prolonged, substantial reduction in oil and gas prices which could cause a decline in the demand for NGS's products and services; and new governmental safety, health and environmental regulations which could require NGS to make significant capital expenditures. The forward-looking statements included in this press release are only made as of the date of this press release, and NGS undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances. A discussion of these factors is included in the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Conference Call Details:

Teleconference: Thursday, March 4, 2010 at 9:30 a.m. Central (10:30 a.m. Eastern). Live via phone by dialing 800-624-7038, pass code "Natural Gas Services". **All attendees and participants to the conference call should arrange to call in at least 5 minutes prior to the start time.**

Live Webcast: The webcast will be available in listen only mode via our website www.ngsgi.com, investor relation section.

Webcast Reply: For those unable to attend or participate, a replay of the conference call will be available within 24 hours on the NGS website at www.ngsgi.com.

Stephen Taylor, President and CEO of Natural Gas Services Group, Inc. will be leading the call and discussing fourth quarter and twelve month 2009 financial results.

About Natural Gas Services Group, Inc. (NGS):
NGS is a leading provider of small to medium horsepower, wellhead compression equipment to the natural gas industry with a primary focus on the non-conventional gas industry, i.e., coal bed methane, gas shale and tight gas. The Company manufactures, fabricates, rents and maintains natural gas compressors that enhance the production of natural gas wells. The Company also designs and sells custom fabricated natural gas compressors to particular customer specifications and sells flare systems for gas plant and production facilities. NGS is headquartered in Midland, Texas with manufacturing facilities located in Tulsa, Oklahoma, Lewiston, Michigan and Midland, Texas and service facilities located in major gas producing basins in the U.S.

For More Information, Contact: Kimberly Huckaba, Investor Relations
                                                  (432) 262-2700
                                                  Kim.Huckaba@ngsgi.com
                                                   www.ngsgi.com


NATURAL GAS SERVICES GROUP, INC.
BALANCE SHEETS
(in thousands)
(unaudited)


	December 31,	
	2008	**2009**
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,149	$ 23,017
Short-term investments	2,300	—
Trade accounts receivable, net of doubtful accounts of $177 and $363, respectively	11,321	7,314
Inventory, net of allowance for obsolescence of $500 and $345, respectively	31,931	24,037
Prepaid income taxes	244	1,556
Prepaid expenses and other	87	279
Total current assets	47,032	56,203
Rental equipment, net of accumulated depreciation of $24,624 and $34,008, respectively	111,967	110,263
Property and equipment, net of accumulated depreciation of $6,065 and $7,210, respectively	8,973	7,626
Goodwill, net of accumulated amortization of $325, both periods	10,039	10,039
Intangibles, net of accumulated amortization of $1,198 and $1,497 respectively	3,020	2,721
Other assets	19	19
Total assets	$ 181,050	$ 186,871
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 3,378	$ 3,378
Current portion of line of credit	—	7,000
Accounts payable	8,410	2,239
Accrued liabilities	3,987	1,485
Current income tax liability	110	1,708
Deferred income	38	90
Total current liabilities	15,923	15,900
Long term debt, less current portion	6,194	2,817
Line of credit, less current portion	7,000	—
Deferred income tax payable	21,042	25,498
Other long term liabilities	441	558
Total liabilities	50,600	44,773
Stockholders' equity:		
Preferred stock, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, 30,000 shares authorized, par value $0.01; 12,094 and 12,101 shares issued and outstanding, respectively	121	121
Additional paid-in capital	83,937	84,570
Retained earnings	46,392	57,407
Total stockholders' equity	130,450	142,098
Total liabilities and stockholders' equity	$ 181,050	$ 186,871

NATURAL GAS SERVICES GROUP, INC.
STATEMENTS OF INCOME
(in thousands, except earnings per share)
(unaudited)

	For the Year Ended December 31,	
	2008	**2009**
Revenue:		
Sales, net	$ 41,380	$ 21,657
Rental income	42,864	45,146
Service and maintenance income	1,092	993
Total revenue	85,336	67,796
Operating costs and expenses:		
Cost of sales, exclusive of depreciation stated separately below	28,052	14,880
Cost of rentals, exclusive of depreciation stated separately below	16,193	16,600
Cost of service and maintenance, exclusive of depreciation stated separately below	749	677
Selling, general and administrative expense	5,842	6,190
Depreciation and amortization	9,925	11,686
Total operating costs and expenses	60,761	50,033
Operating income	24,575	17,763
Other income (expense):		
Interest expense	(742)	(606)
Other income	387	70
Total other income (expense)	(355)	(536)
Income before provision for income taxes	24,220	17,227
Provision for income taxes:		
Current	220	1,756
Deferred	8,407	4,456
Total income tax expense	8,627	6,212
Net income	$ 15,593	$ 11,015
Earnings per common share:		
Basic	$ 1.29	$ .91
Diluted	$ 1.28	$ .91
Weighted average common shares outstanding:		
Basic	12,090	12,096
Diluted	12,143	12,118

NATURAL GAS SERVICES GROUP, INC.
STATEMENTS OF CASH FLOWS
(in thousands of dollars)
(unaudited)

	For the Year Ended December 31,	
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 15,593	$ 11,015
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	9,925	11,686
Deferred taxes	8,407	4,456
Employee stock options expense	423	584
Loss (gain) on disposal of assets	7	(51)
Changes in current assets:		
Trade accounts receivables, net	1	4,007
Inventory, net	(11,162)	9,008
Prepaid expenses and other	3,894	(1,504)
Changes in current liabilities:		
Accounts payable and accrued liabilities	4,335	(8,673)
Current income tax liability	(3,415)	1,598
Deferred income	(43)	52
Other	285	—
NET CASH PROVIDED BY OPERATING ACTIVITIES	28,250	32,178
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(46,271)	(9,542)
Purchase of short-term investments	(2,620)	—
Redemption of short-term investments	18,981	2,300
Proceeds from sale of property and equipment	47	143
NET CASH USED IN INVESTING ACTIVITIES	(29,863)	(7,099)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit	7,500	500
Proceeds from other long term liabilities, net	441	118
Repayments of long-term debt	(4,378)	(3,378)
Repayment of line of credit	(1,100)	(500)
Proceeds from exercise of stock options	54	49
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,517	(3,211)
NET CHANGE IN CASH	904	21,868
CASH AT BEGINNING OF PERIOD	245	1,149
CASH AT END OF PERIOD	$ 1,149	$ 23,017
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 802	$ 613
Income taxes paid	$ 294	$ 1,477